EXHIBIT 99.34

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX:GGG
August 13, 2004


                    GLENCAIRN REPORTS NEW DISCOVERY AT LIMON

Glencaim Gold Corporation is pleased to announce that drilling on the Limon Mine concession in Nicaragua has intersected 15.8 metres grading 7.7 grams per tonne (g/t) in what appears to be an entirely new zone of mineralization, approximately 400 metres from the nearest mine workings.

The discovery hole intersected a total of five veins within a 48-metre interval with the final vein intersection extending from 392.6 metres down the hole to
408.4 metres. (See table, below, for details). The first follow-up hole will be drilled on the same section but 60 metres above this hole to determine the dip of the vein, and subsequent holes will be drilled at 60-metre lateral intervals to determine the strike length.

"These results are very encouraging," said Kerry Knoll, President and Chief Executive Officer. "In early 2004 we began an aggressive drilling program at Limon, where exploration funding has been lacking for the past six years, and we are already seeing extraordinary results. With all of the infrastructure in place at Limon, this or any other discovery that proves to be economic can be quickly put into production."

Intersections from the discovery hole are as follows:

Hole #       From - To              Core Length    Gold Grade    Check Assay
             (metres)               (metres)          (g/t)      (g/t)

3211         360.71 - 362.71           2.00            3.9         3.8
             372.40 - 373.10           0.70            4.9         3.2
             376.75 - 381.30           4.55            4.3         4.5
             386.18 - 387.50           1.32            4.2         3.7
             392.58 - 408.38          15.80            7.7         7.4


The true width of the zone cannot be determined without the completion of at least two more holes. The longest intercept of mineralization is at a vertical depth of approximately 300 metres below surface.

The hole was collared to test the extension of the Talavera mine trend to the southwest. This trend correlates with a ridge of silicification and clay alteration that indicates at least 1000 metres of exploration potential beyond the mine area and the results of hole 3211 clearly demonstrate the prospectivity of this trend.

The Limon Mine has been in continuous production since 1941, producing almost three million ounces of gold. During that time ore has been extracted from three distinct zones or vein systems, each zone producing about one million ounces. Talavera, where current mining operations produce about 1,000 tonnes of ore per day, is 4.5 km west of the Limon mill. The average grade of current ore reserves at Talavera is 6.1 g/t.


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                                        2



Exploration is continuing on several other targets on the 120-sq.-km Limon mining concession, including the Santa Rosa target.

Sampling, Assaying and Quality Control
--------------------------------------
Samples are taken as half of the sawn core. The Company's on-site Limon Mine laboratory is used for sample preparation and assaying. None of the gold assays reported above have been cut. Individual samples that make up the intervals reported above consist of gold values varying from 1.7 to 18.0 grams per tonne with no single assay unduly influencing the composited interval grade.

The Limon Mine laboratory uses normal industry procedures. A separate crushing and pulverizing circuit is reserved for, and was used for, these exploration samples. Core samples were crushed to pass 10-meshsize sieve, a 1/4 split was then pulverized to have greater than 90% pass the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. The Limon laboratory uses a one -assay ton aliquot (a 29.2 gram sub-sample) for fire assaying with a gravimetric finish to determine gold concentration.

Internal quality control programs include the use of blanks, duplicates, standards and internal check assaying. The internal check assays completed to date are reported above for comparison. External check assays are routinely performed at ACME Analytical Laboratories of Vancouver, B.C., Canada, with check samples submitted independently by the exploration group and the lab manager. External check assays of the specific data reported herein are pending preparation of duplicates samples and shipment to Canada.

Qualified Person
----------------
Michael Gareau, P. Geo. and Vice President of Exploration for Glencairn, is the Qualified Person as defined by National Instrument 43-101. The drilling program is being conducted under Mr. Gareau's supervision. The Limon laboratory certificates and the results reported herein were reviewed and verified by Mr. Gareau. Mr. Gareau has read and approved this news release.

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencaimgold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.